Exhibit 12.1
COMPUTATION OF RATIO OF COMBINED PREFERENCE DIVIDENDS AND FIXED
CHARGES TO EARNINGS
(in thousands, except ratio of earnings to fixed charges)
     The following table sets forth our ratio of combined preference dividends and fixed charges to earnings for the years ended December 31, 2005, 2006, 2007, 2008, 2009 and for the nine months ended September 30, 2010. As earnings were inadequate to cover the combined fixed charges, we have provided the coverage deficiency amounts. Fixed charges are the sum of (i) interest costs including the amortization of deferred financing costs; and (ii) the portion of operating lease rental expense that is representative of the interest factor.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2010
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Net loss	$(24,840)	$(39,630)	$(58,396)	$(51,211)	$(43,467)	$(25,419)
Interest expense on indebtedness	763	973	1,101	3,844	6,773	3,316
Amortized expense of indebtedness on capitalized debt offering costs	—	—	4	33	17	116
Interest expense on portion of rent expense representative of interest	167	167	333	600	567	431

Earnings	(23,550)	(38,490)	(56,958)	(46,734)	(36,110)	(21,556)
Interest expense on indebtedness	763	973	1,101	3,844	6,773	3,316
Amortized expense of indebtedness on capitalized debt offering costs	—	—	4	33	17	116
Interest expense on portion of rent expense representative of interest	167	167	333	600	567	431

Total Fixed Charges	$930	1,140	$1,438	$4,477	$7,357	$3,863

Ratio of earnings to fixed charges	—	—	—	—	—	—

Coverage deficiency	$(24,480)	$(39,630)	$(58,396)	$(51,211)	$(43,467)	$(25,419)